April 2, 2008

VIA EDGAR

Ms. Ellen Sazzman

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ING Strategic Allocation Portfolios, Inc.

(File Nos. 033-88334; 811-08934)

Dear Ms. Sazzman,

This letter responds to comments provided to Christopher C. Okoroegbe on January 10, 2008 for Post-Effective Amendment (“PEA”) No. 28 to the Registration Statement for ING Strategic Allocation Portfolios, Inc. (“Registrant”). Set forth below are the Registrant’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”).

The discussion below focuses on the Strategic Allocation Portfolios’ Adviser Class Prospectus (“ADV Class”), Class I Prospectus and Class S Prospectus and their related Statement of Additional Information (“SAI”). Where applicable, conforming changes were made to the Prospectuses and SAI of the various share classes. In addition, attached is the requested Tandy Letter (Attachment A).

1.	Comment: Confirm that each fund name on the cover of the prospectus is the same as the Edgar identifier.

Response: The Registrant confirms that each fund name on the cover of the prospectus corresponds with the Edgar identifier.

2.	Comment: State whether the change to a fund-of-funds structure is based on an exemptive order or based on compliance with applicable sections of the 1940 Act.

Response: The registrant obtained shareholder approval to convert to a fund-of-funds structure at a meeting held on December 17, 2007. Each fund invests in other funds within the ING Funds complex as permitted under Section 12(d)(1)(G) of the Investment Company Act of 1940.

3.	Comment: For affiliated funds-of-funds, disclose that in effectuating the fundamental policies, each Fund will look through to the investments of the underlying funds.

Response: The Registrant has provided this disclosure in the SAI. Please see a marked page reflecting the revision at Attachment B.

4.	Comment: In the principal investment strategies section, discuss in more detail how the specific allocation percentages consistent with a fund’s risk level are chosen. Please also discuss what factors are used to determine when allocation percentages should be changed and how a fund will choose among the listed underlying funds.

Response: The Registrant discusses the asset allocation process in the introduction on page 4. The sub-adviser employs its own proprietary modeling techniques in determining the allocation percentages. Each Portfolio seeks its objective through an asset allocation strategy that provides exposure to various asset classes. In choosing an underlying fund for an asset class, the sub-adviser considers the degree to which the underlying fund’s holdings or other characteristics correspond to the desired asset class, among other factors. Furthermore, the sub-adviser may change the Underlying Funds at any time, and may at any time determine to make tactical changes in a Portfolio’s target asset allocations depending on market conditions.

5.	Comment: In the risks section, address the risks caused by the particular asset allocation percentages of each fund-of-funds. (This can also be discussed in the summary on p. 2 and 3).

Response: With respect to each Portfolio, where the target allocation to an asset class is part of the Portfolio’s primary investment strategy, the Registrant has provided the corresponding risk disclosure attributable to that asset class. For example, real estate stocks have a target allocation of 10% in the ING VP Strategic Allocation Conservative Portfolio and the Portfolio identifies real estate risk as a primary risk in the risk summary section of the prospectus. Furthermore, each Portfolio also discloses the risk of the asset allocation strategy in the same section.

6.	Comment: To the extent not discussed, disclose the risks of any of the underlying funds that are significant enough to cause parallel risks in the fund of funds.

Response: The Registrant has revised the prospectus to include additional risk disclosure. Please see marked pages reflecting the revision at Attachment C.

7.	Comment: Address small- and mid-cap investing risk in the risk section of each prospectus inasmuch as small and mid cap investing is disclosed in the principal investment strategies section.

Response: The risk of investing in small- and mid- capitalization companies is addressed in the prospectus as it applies to a Portfolio’s principal investment strategy.

8.	Comment: Address real estate investing risk in the risk section of each prospectus inasmuch as real estate investing is disclosed in the principal investment strategies section.

Response: The risk of investing in real estate securities is addressed in the prospectus as it applies to a portfolio’s principal investment strategy.

9.	Comment: Explain why Class I returns are being used to show returns in the ADV Class and Class S prospectuses.

Response: With respect to the performance of the underlying funds, Class I returns are disclosed because each Portfolio invests in the Class I shares of the applicable underlying funds.

10.	Comment: The total returns table for each fund-of-funds lists an entry for a supplemental comparative index that is based on a composite of other indices. Please explain within the appropriate footnote why the composite was chosen using the percentage allocations described.

Response: The composite has been revised and the Registrant provided disclosure explaining that each applicable composite was selected because of its characteristic similarity to the target investment allocations to asset classes in which the respective portfolio invests. Please see marked pages reflecting the revision at Attachment D.

11.	Comment: Provide completed expense tables for the next filing.

Response: The Registrant has provided completed expense tables. Please see marked pages reflecting the revision at Attachment E.

12.	Comment: Explain supplementally the difference between each class of each fund-of-funds (returns, financial highlights etc are different).

Response: Each Portfolio’s shares are classified into Adviser Class, Class I, and Class S, shares. The three classes of shares of each Portfolio are identical except for different expenses, certain related rights and certain shareholder services. For example, the Adviser Class and Class S shares are subject to a 12b-1 distribution fee, while the Class I shares do not pay a similar fee. The Adviser Class shares of each Portfolio are also subject to a shareholder services fee, while the Class I and Class S shares are not subject to that fee. All classes of each Portfolio have a common investment objective and investment portfolio.

13.	Comment: Confirm supplementally to the staff that acquired fund fees have been calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response: The Registrant confirms that acquired fund fees have been calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

14.	Comment: Explain to staff why Class I shares are used as the basis for estimating underlying fund expenses for all three classes.

Response: Class I shares are used as the basis for estimating underlying fund expenses for all three classes of each Portfolio because each Portfolio invests in the Class I shares of the applicable underlying funds.

15.	Comment: Shareholders of all classes of a fund-of-funds, have an undivided interest in the portfolio of the fund, regardless of the class of underlying fund shares that the fund purchases. The only difference between the expense ratios of the fund-of-funds share classes should be the class-specific expenses that are incurred at the fund-of-funds level and not at the underlying fund level. Revise the disclosure of the underlying fund fees, so as not to suggest that a look-through to an underlying fund’s class specific expenses is an accurate description of the fund of fund’s class specific expenses.

Response: The disclosure has been revised in response to the comment. Please see marked pages reflecting the revision at Attachment F.

16.	Comment: Confirm that any fee waiver expense reimbursements are not reflected in the examples.

Response: The Registrant confirms that fee waivers are reflected in the examples but reimbursements are not.

17.	Comment: Clarify whether any underlying funds pay 12b-1 fees to the fund-of-funds or its affiliates.

Response: Each Portfolio invests in Class I shares of the underlying funds, which are all part of the ING Fund complex. Class I shares are not subject to 12b-1 fees. Any 12b-1 fees are assessed at the fund-of-funds level. The Registrant also discloses in each prospectus that all or a portion of the 12b-1 fees could be paid to affiliates of the funds and other external parties.

18.	Comment: Provide the staff with the release number of the exemptive order that the fund is relying on to utilize the manager-of-managers’ relief and disclose that advisory agreements with affiliates still require shareholder approval.

Response: The Registrant is relying on Release Number IC 25558 to utilize the manager-of-managers relief. The Registrant has also disclosed that advisory agreements with affiliates still require shareholder approval.

19.	Comment: Add credit risk to the principal risks – other risks section.

Response: Credit risk has been added to the risk section in response to this comment. Please see marked pages reflecting the revision at Attachment G.

SAI

20.	Comment: p. 33 and 43 – explain to the staff the relevance of exchange traded funds to these funds.

Response: The funds seek to achieve their investment objectives by investing in underlying mutual funds. The disclosure in the SAI is intended to inform shareholders that some of the underlying funds may invest in exchange traded funds.

21.	Comment: p.86 – clarify supplementally how echo voting the votes of persons not necessarily invested in the portfolios satisfies the obligation of the adviser to act in the best interests of persons who have invested in the portfolios.

Response: The 1940 Act and the rules adopted by the SEC under the 1940 Act do not specify the process to be followed by a fund-of-funds (“FOF”) that invests in affiliated funds (“Underlying Funds”) in determining the manner in which proxies are voted by the FOF at shareholder meetings of the Underlying Funds. The board of the Registrant (and the board of other registered investment companies within the ING complex of mutual funds) have adopted proxy voting policies and procedures that specifically direct the officers of the Registrant to use “echo” voting when voting shares of an Underlying Fund. The Registrant believes that the use of echo voting is a fair and reasonable method of resolving the inherent conflicts of interest that may arise in connection with the voting of proxies with respect to Underlying Funds. Among other things, the Registrant believes that this process prevents the FOF from exercising undue influence on the outcome of matters presented to shareholders of the Underlying Funds. Furthermore, the Registrant notes that this same process is specified as a permissible method of voting proxies under Section 12(d)(1)(E) of the 1940 Act, which provision is relied upon by mutual funds that operate as “feeder” funds in a “master-feeder” arrangement, which arrangement presents similar potential conflicts of interest.

22.	Comment: Please provide powers of attorney that relate specifically to the 33-Act file number of this registration statement.

Response: The Registrant filed powers of attorney in connection with a delaying amendment on March 19, 2008 and incorporates them by reference.

23.	Comment: Provide financials, exhibits, consents and other disclosures.

Response: The Registrant has provided the disclosures requested.

24.	Comment: Please provide the staff with the required Tandy representation.

Response: The Registrant has provided the Tandy representation as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2278.

Very truly yours,

/s/ Chris C. Okoroegbe
Chris C. Okoroegbe
Counsel
ING U.S. Legal Services

Attachments
cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC
Phillip Newman, Esq.
Goodwin Procter LLP

Attachment A

April 2, 2008

VIA EDGAR

Ellen Sazzman, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ING Strategic Allocation Portfolios, Inc.
(File Nos. 033-88334; 811-08934)

Dear Ms. Sazzman:

ING Strategic Allocation Portfolios, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2649. Thank you.

Regards,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachments

cc:	Phillip Newman
Goodwin Procter LLP

ATTACHMENT B

FUNDAMENTAL INVESTMENT RESTRICTIONS

The investment objective of each Portfolio is not fundamental and may be changed without a shareholder vote. Each Portfolio has adopted certain investment restrictions as fundamental policies that cannot be changed without the approval of the holders of a majority of a Portfolio’s outstanding voting securities, defined in the 1940 Act as the lesser of: (i) 67% or more of a Portfolio’s shares present at a shareholders’ meeting of which the holders of more than 50% of the Portfolio’s outstanding shares of the Portfolio are present in person or by proxy; or (ii) more than 50% of a Portfolio’s outstanding voting securities are present in person or represented by proxy. All other investment policies or practices are considered by the Portfolios to be non-fundamental and accordingly may be changed without shareholders approval. All percentage limitations set forth below apply immediately after a purchase or initial investment. There will be no violation of any investment policy or restriction if that restriction is complied with at the time the relevant action is taken, notwithstanding a later change in the market value of an investment, in net or total assets, in the securities rating of the investment or any other change.

As a matter of fundamental policy, a Portfolio may not:

(1)	purchase securities of any issuer if, as a result, with respect to 75 % of the Portfolio’s total assets, more than 5% of the value of its total assets would be invested in the securities of any one issuer or the Portfolio’s ownership would be more than 10% of the outstanding voting securities of any issuer, provided that this restriction does not limit the Portfolio’s investments in securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, or investments in securities of other registered management investment companies;

(2)	purchase any securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that: (a) there is no limitation with respect to obligations issued or guaranteed by the U.S. government, any state or territory of the United States, or tax exempt securities issued by any of their agencies, instrumentalities or political subdivisions; and (b) notwithstanding this limitation or any other fundamental investment limitation, assets may be invested in the securities of one or more registered management investment companies to the extent permitted by the 1940 Act, the rules and regulations thereunder and any exemptive relief obtained by the Portfolio;

(3)	make loans, except to the extent permitted under the 1940 Act, including the rules, regulations, interpretations and any exemptive relief obtained by the Portfolio;

(4)	issue senior securities except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any exemptive relief obtained by the Portfolio;

(5)	purchase or sell real estate, except that the Portfolio may (i) acquire or lease office space for its own use, (ii) invest in securities of issuers that invest in real estate or interests therein, (iii) invest in mortgage-related securities and other securities that are secured by real estate or interests therein, or (iv) hold and sell real estate acquired by the Portfolio as a result of the ownership of securities;

(6)	purchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Portfolio from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities). This limitation does not apply to foreign currency transactions, including, without limitation, forward currency contracts;

(7)	borrow money, except to the extent permitted under the 1940 Act, including the rules, regulations, interpretations thereunder and any exemptive relief obtained by the Portfolio; and

(8)	underwrite any issue of securities within the meaning of the under the Securities Exchange Act of 1933 (“1933 Act”) except when it might technically be deemed to be an underwriter either: (a) in connection with the disposition of a portfolio security or (b) in connection with the purchase of securities directly from the issuer thereof in accordance with its investment objective. This restriction shall not limit the Portfolio’s ability to invest in securities issued by other registered management investment companies.

The Board has adopted the following non-fundamental investment restrictions, which may be changed by the Board and without shareholder vote. A Portfolio will not:

1.	invest in companies for the purpose of exercising control or management;

2.	purchase interests in oil, gas or other mineral exploration programs; however, this limitation will not prohibit the acquisition of securities of companies engaged in the production or transmission of oil, gas, or other materials;

3.	invest more than 15% of its net assets in illiquid securities. Illiquid securities are securities that are not readily marketable or cannot be disposed of promptly within seven days and in the usual course of business without taking a materially reduced price. Such securities include, but are not limited to, time deposits and repurchase agreements with maturities longer than seven days. Securities that may be resold under Rule 144A, or securities offered pursuant to Section 4(2) of the 1933 Act, shall not be deemed illiquid solely by reason of being unregistered. The adviser shall determine whether a particular security is deemed to be liquid based on the trading markets for the specific security and other factors; and

4.	invest more than 15% of the total of its assets in high-yield bonds (securities rated below BBB- by Standard & Poor’s Rating Corporation (“S&P”) or Baa3 by Moody’s Investors Service, Inc. (“Moody’s”), or, if unrated, considered by the adviser or the sub-advisers to be of comparable quality).

In implementing its fundamental objectives and policies, each Portfolio will look through to the investments of the Underlying Funds. With respect to fundamental policy number (2), industry classifications are determined in accordance with the classifications established by Bloomberg Industry Group for the Portfolios. Where a Portfolio’s investment objective or policy restricts it to holding or investing a specified percentage of its assets in any type of instrument, that percentage is measured at the time of purchase. There will be no violation of any investment policy or restriction if that restriction is complied with at the time the relevant action is taken, notwithstanding a later change in the market value of an investment, in net or total assets, in the securities rating of the investment or any other change.

ATTACHMENT C

ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO

INVESTMENT OBJECTIVE

ING VP Strategic Allocation Conservative Portfolio seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.

ALLOCATION STRATEGIES

Under normal market conditions, the Sub-Adviser invests the assets of the Portfolio in a combination of Underlying Funds that in turn invest in varying degrees, among several classes of equities, fixed-income securities and money market instruments.

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio invests in a combination of Underlying Funds that reflects an allocation of approximately 45% in equity securities and 55% in fixed-income securities.

The Portfolio’s current approximate target investment allocations (expressed as a percentage of its net assets) among asset classes are set out below. The Portfolio’s assets normally will be invested in accordance with its target investment allocations at times that the Portfolio is rebalanced. As these are target investment allocations, the actual allocations of the Portfolio’s assets may deviate from the percentages shown.

U.S. Large-Capitalization Stocks	18%
U.S. Mid-Capitalization Stocks	3%
U.S. Small-Capitalization Stocks	3%
Non-U.S./International (including emerging markets) Stocks	11%
Real Estate Stocks	10%
Fixed-Income Securities	50%
Cash	5%

ING IM may change the Portfolio’s asset allocations, investments in particular Underlying Funds (including Underlying Funds organized in the future), Target Allocations or other investment policies without the approval of shareholders as it determines necessary to pursue the Portfolio’s investment objective.

The current group of Underlying Funds in which the Portfolio invests include “index plus” funds. Generally these funds seek to outperform a designated index of equity securities by investing in a portion of the securities included in the index. Also, some Underlying Funds may use growth or value investing strategies. See “Description of the Investment Adviser, Sub-Adviser, Investment Objectives, Main Investments and Risks of the Underlying Funds.”

The Adviser will oversee the Target Allocations and the selection of Underlying Funds by the Sub-Adviser.

RISKS

You could lose money on an investment in the Portfolio. The Portfolio may be affected by the following risks, among others:

Asset Allocation — assets will be allocated among funds and markets based on the judgments made by ING Investments and ING IM. There is a risk that the Portfolio may allocate assets to an Underlying Fund or market that underperforms other asset classes. For example, the Portfolio may be underweighted in assets or a market that is experiencing significant returns or overweighted in assets or a market with significant declines.

Affiliated Funds — in managing the Portfolio, ING Investments and ING IM will have the authority to select and substitute Underlying Funds. ING Investments and ING IM may be subject to potential conflicts of interest in selecting Underlying Funds because the fees paid to them by some Underlying Funds are higher than fees paid by other Underlying Funds. However, ING Investments and ING IM are fiduciaries to the Portfolio and are legally obligated to act in the Portfolio’s best interests when selecting Underlying Funds.

Price Volatility — the value of the Portfolio changes as the prices of the Underlying Funds’ investments go up or down. Equity securities face market, issuer and other risks, and their values may fluctuate, sometimes rapidly and unpredictably. Market risk is the risk that securities may decline in value due to factors affecting securities markets generally or particular industries. Issuer risk is the risk that the value of a security may decline for reasons relating to the issuer, such as changes in the financial condition of the issuer. While equities may offer the potential for greater long-term growth than most debt securities, they generally have higher volatility.

Market Trends — from time to time, the stock market may not favor growth or value oriented securities in which an Underlying Fund invests. Rather, the market could favor securities to which an Underlying Fund is not exposed, or may not favor equities at all.

Foreign Investing — the Portfolio allocates assets to Underlying Funds that invest in foreign investments. Foreign investments may be riskier than U.S. investments for many reasons, including: changes in currency exchange rates; unstable political and economic conditions; a lack of adequate company information; differences in the way securities markets operate; less secure foreign banks or securities depositories than those in the United States; less standardization of accounting standards and market regulations in certain foreign countries and varying foreign controls on investments. Foreign investments may also be affected by administrative difficulties, such as delays in clearing and settling transactions. Additionally, securities of foreign companies may be denominated in foreign currencies. Exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce this risk may not perform as expected. These factors may make foreign investments more volatile and potentially less liquid than U.S. investments. To the extent an Underlying Fund invests in countries with emerging securities markets, the risks of foreign investing may be greater, as these countries may be less politically and economically stable than other countries. It may also be more difficult to buy and sell securities in countries with emerging securities markets.

Real Estate — investments in issuers that are principally engaged in real estate, including Real Estate Investment Trusts (“REITs”), may subject an Underlying Fund to risks similar to those associated with the direct ownership of real estate, including terrorist attacks, war or other acts that destroy real property (in addition to securities market risks). These companies are sensitive to factors such as changes in real estate values and property taxes, interest rates, cash flow of underlying real estate assets, supply and demand and the management skill and creditworthiness of the issuer. REITs may also be affected by tax and regulatory requirements.

Interest Rate — fixed-income securities are subject to the risk that interest rates will rise, which generally causes bond prices to fall. Economic and market conditions may cause issuers to default or go bankrupt. High-yield instruments are even more sensitive to economic and market conditions than other fixed-income instruments.

Debt Securities — the value of debt securities may fall when interest rates rise. Debt securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter maturities. An Underlying Fund could lose money if the issuer of a debt security is unable to meet its financial obligations or goes bankrupt.

Credit — Certain Underlying Funds could lose money if the issuer of a debt security is unable to meet its financial obligations or goes bankrupt. This is especially true during periods of economic uncertainty or economic downturns. An Underlying Fund may be subject to more credit risk than other funds, because it may invest in high yield debt securities, which are considered predominantly speculative with respect to the issuer’s continuing ability to meet interest and principal payments. Some Underlying Funds are also subject to credit risk through their investment in floating rate loans.

Other Investment Companies — Certain Underlying Funds may invest in other investment companies to the extent permitted by the 1940 Act and the rules thereunder. These may include exchange-traded funds (“ETFs”) and Holding Company Depositary Receipts (“HOLDRs”), among others. ETFs are exchange-traded investment companies that are designed to provide investment results corresponding to an equity index and include, among others, Standard & Poor’s Depositary Receipts (“SPDRs”), PowerShares QQQTM (“QQQQ”), Dow Jones Industrial Average Tracking Stocks (“Diamonds”) and iShares exchange-traded funds (“iShares”). The main risk of investing in ETFs is that the value of the underlying securities held by the investment company might decrease. The value of the underlying securities can fluctuate in response to activities of individual companies or in response to general market and/or economic conditions. Additional risks of investments in ETFs include: (i) an active trading market for an ETF’s shares may not develop or be maintained or (ii) trading may be halted if the listing exchange’s officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide “circuit-breakers” (which are tied to large decreases in stock prices) halts trading generally. Because HOLDRs concentrate in the stocks of a particular industry, trends in that industry may have a dramatic impact on their value.

ING VP Strategic Allocation Conservative Portfolio	5

ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO

INVESTMENT OBJECTIVE

ING VP Strategic Allocation Growth Portfolio seeks to provide capital appreciation.

ALLOCATION STRATEGIES

Under normal market conditions, the Sub-Adviser invests the assets of the Portfolio in a combination of Underlying Funds that in turn invest in varying degrees, among several classes of equities, fixed-income securities and money market instruments.

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio invests in a combination of Underlying Funds that reflects an allocation of approximately 85% in equity securities and 15% in fixed-income securities.

The Portfolio’s current approximate target investment allocations (expressed as a percentage of its net assets) among asset classes are set out below. The Portfolio’s assets normally will be invested in accordance with its target investment allocations at times that the Portfolio is rebalanced. As these are target investment allocations, the actual allocations of the Portfolio’s assets may deviate from the percentages shown.

U.S. Large-Capitalization Stocks	36%
U.S. Mid-Capitalization Stocks	9%
U.S. Small-Capitalization Stocks	9%
Non-U.S./International (including emerging markets) Stocks	25%
Real Estate Stocks	6%
Fixed-Income Securities	13%
Cash	2%

ING IM may change the Portfolio’s asset allocations, investments in particular Underlying Funds (including Underlying Funds organized in the future), Target Allocations or other investment policies without the approval of shareholders as it determines necessary to pursue the Portfolio’s investment objective.

The current group of Underlying Funds in which the Portfolio invests include “index plus” funds. Generally these funds seek to outperform a designated index of equity securities by investing in a portion of the securities included in the index. Also, some Underlying Funds may use growth or value investing strategies. See “Description of the Investment Adviser, Sub-Adviser, Investment Objectives, Main Investments and Risks of the Underlying Funds.”

The Adviser will oversee the Target Allocations and the selection of Underlying Funds by the Sub-Adviser.

RISKS

You could lose money on an investment in the Portfolio. The Portfolio may be affected by the following risks, among others:

Asset Allocation — assets will be allocated among funds and markets based on the judgments made by ING Investments and ING IM. There is a risk that the Portfolio may allocate assets to an Underlying Fund or market that underperforms other asset classes. For example, the Portfolio may be underweighted in assets or a market that is experiencing significant returns or overweighted in assets or a market with significant declines.

Affiliated Funds — in managing the Portfolio, ING Investments and ING IM will have the authority to select and substitute Underlying Funds. ING Investments and ING IM may be subject to potential conflicts of interest in selecting Underlying Funds because the fees paid to them by some Underlying Funds are higher than fees paid by other Underlying Funds. However, ING Investments and ING IM are fiduciaries to the Portfolio and are legally obligated to act in the Portfolio’s best interests when selecting Underlying Funds.

Price Volatility — the value of the Portfolio changes as the prices of the Underlying Funds’ investments go up or down. Equity securities face market, issuer and other risks, and their values may fluctuate, sometimes rapidly and unpredictably. Market risk is the risk that securities may decline in value due to factors affecting securities markets generally or particular industries. Issuer risk is the risk that the value of a security may decline for reasons relating to the issuer, such as changes in the financial condition of the issuer. While equities may offer the potential for greater long-term growth than most debt securities, they generally have higher volatility.

The Portfolio may invest in Underlying Funds that invest in small- and mid-sized companies, which may be more susceptible to greater price volatility than larger companies because they typically have fewer financial resources, more limited product and market diversification and may be dependent on a few key managers.

Market Trends — from time to time, the stock market may not favor growth or value oriented securities in which an Underlying Fund invests. Rather, the market could favor securities to which an Underlying Fund is not exposed, or may not favor equities at all.

Foreign Investing — the Portfolio allocates assets to Underlying Funds that invest in foreign investments. Foreign investments may be riskier than U.S. investments for many reasons, including: changes in currency exchange rates; unstable political and economic conditions; a lack of adequate company information; differences in the way securities markets operate; less secure foreign banks or securities depositories than those in the United States; less standardization of accounting standards and market regulations in certain foreign countries and varying foreign controls on investments. Foreign investments may also be affected by administrative difficulties, such as delays in clearing and settling transactions. Additionally, securities of foreign companies may be denominated in foreign currencies. Exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce this risk may not perform as expected. These factors may make foreign investments more volatile and potentially less liquid than U.S. investments. To the extent an Underlying Fund invests in countries with emerging securities markets, the risks of foreign investing may be greater, as these countries may be less politically and economically stable than other countries. It may also be more difficult to buy and sell securities in countries with emerging securities markets.

Debt Securities — the value of debt securities may fall when interest rates rise. Debt securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter maturities. An Underlying Fund could lose money if the issuer of a debt security is unable to meet its financial obligations or goes bankrupt.

Interest Rate — fixed-income securities are subject to the risk that interest rates will rise, which generally causes bond prices to fall. Economic and market conditions may cause issuers to default or go bankrupt. High-yield instruments are even more sensitive to economic and market conditions than other fixed-income instruments.

Real Estate — investments in issuers that are principally engaged in real estate, including Real Estate Investment Trusts (“REITs”), may subject an Underlying Fund to risks similar to those associated with the direct ownership of real estate, including terrorist attacks, war or other acts that destroy real property (in addition to securities market risks). These companies are sensitive to factors such as changes in real estate values and property taxes, interest rates, cash flow of underlying real estate assets, supply and demand and the management skill and creditworthiness of the issuer. REITs may also be affected by tax and regulatory requirements.

Credit — Certain Underlying Funds could lose money if the issuer of a debt security is unable to meet its financial obligations or goes bankrupt. This is especially true during periods of economic uncertainty or economic downturns.

An Underlying Fund may be subject to more credit risk than other funds, because it may invest in high yield debt securities, which are considered predominantly speculative with respect to the issuer’s continuing ability to meet interest and principal payments. Some Underlying Funds are also subject to credit risk through their investment in floating rate loans.

Other Investment Companies — Certain Underlying Funds may invest in other investment companies to the extent permitted by the 1940 Act and the rules thereunder. These may include exchange-traded funds (“ETFs”) and Holding Company Depositary Receipts (“HOLDRs”), among others. ETFs are exchange-traded investment companies that are designed to provide investment results corresponding to an equity index and include, among others, Standard & Poor’s Depositary Receipts (“SPDRs”), PowerShares QQQTM (“QQQQ”), Dow Jones Industrial Average Tracking Stocks (“Diamonds”) and iShares exchange-traded funds (“iShares”). The main risk of investing in ETFs is that the value of the underlying securities held by the investment company might decrease. The value of the underlying securities can fluctuate in response to activities of individual companies or in response to general market and/or economic conditions. Additional risks of investments in ETFs include: (i) an active trading market for an ETF’s shares may not develop or be maintained or (ii) trading may be halted if the listing exchange’s officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide “circuit-breakers” (which are tied to large decreases in stock prices) halts trading generally. Because HOLDRs concentrate in the stocks of a particular industry, trends in that industry may have a dramatic impact on their value.

ING VP Strategic Allocation Growth Portfolio	7

ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO

INVESTMENT OBJECTIVE

ING VP Strategic Allocation Moderate Portfolio seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).

ALLOCATION STRATEGIES

Under normal market conditions, the Sub-Adviser invests the assets of the Portfolio in a combination of Underlying Funds that in turn invest in varying degrees, among several classes of equities, fixed-income securities and money market instruments.

PRINCIPAL INVESTMENT STRATEGIES

The Portfolio invests in a combination of Underlying Funds that reflects an allocation of approximately 65% in equity securities and 35% in fixed-income securities.

The Portfolio’s current approximate target investment allocations (expressed as a percentage of its net assets) among asset classes are set out below. The Portfolio’s assets normally will be invested in accordance with its target investment allocations at times that the Portfolio is rebalanced. As these are target investment allocations, the actual allocations of the Portfolio’s assets may deviate from the percentages shown.

U.S. Large-Capitalization Stocks	27%
U.S. Mid-Capitalization Stocks	6%
U.S. Small-Capitalization Stocks	6%
Non-U.S./International (including emerging markets) Stocks	18%
Real Estate Stocks	8%
Fixed-Income Securities	32%
Cash	3%

ING IM may change the Portfolio’s asset allocations, investments in particular Underlying Funds (including Underlying Funds organized in the future), Target Allocations or other investment policies without the approval of shareholders as it determines necessary to pursue the Portfolio’s investment objective.

The current group of Underlying Funds in which the Portfolio invests include “index plus” funds. Generally these funds seek to outperform a designated index of equity securities by investing in a portion of the securities included in the index. Also, some Underlying Funds may use growth or value investing strategies. See “Description of the Investment Adviser, Sub-Adviser, Investment Objectives, Main Investments and Risks of the Underlying Funds.”

The Adviser will oversee the Target Allocations and the selection of Underlying Funds by the Sub-Adviser.

RISKS

You could lose money on an investment in the Portfolio. The Portfolio may be affected by the following risks, among others:

Asset Allocation — assets will be allocated among funds and markets based on the judgments made by ING Investments and ING IM. There is a risk that the Portfolio may allocate assets to an Underlying Fund or market that underperforms other asset classes. For example, the Portfolio may be underweighted in assets or a market that is experiencing significant returns or overweighted in assets or a market with significant declines.

Affiliated Funds — in managing the Portfolio, ING Investments and ING IM will have authority to select and substitute Underlying Funds. ING Investments and ING IM may be subject to potential conflicts of interest in selecting Underlying Funds because the fees paid to them by some Underlying Funds are higher than fees paid by other Underlying Funds. However, ING Investments and ING IM are fiduciaries to the Portfolio and are legally obligated to act in the Portfolio’s best interests when selecting Underlying Funds.

Price Volatility — the value of the Portfolio changes as the prices of the Underlying Funds’ investments go up or down. Equity securities face market, issuer and other risks, and their values may fluctuate, sometimes rapidly and unpredictably. Market risk is the risk that securities may decline in value due to factors affecting securities markets generally or particular industries. Issuer risk is the risk that the value of a security may decline for reasons relating to the issuer, such as changes in the financial condition of the issuer. While equities may offer the potential for greater long-term growth than most debt securities, they generally have higher volatility.

The Portfolio may invest in Underlying Funds that invest in small- and mid-sized companies, which may be more susceptible to greater price volatility than larger companies because they typically have fewer financial resources, more limited product and market diversification and may be dependent on a few key managers.

Market Trends — from time to time, the stock market may not favor growth or value oriented securities in which an Underlying Fund invests. Rather, the market could favor securities to which an Underlying Fund is not exposed, or may not favor equities at all.

Foreign Investing — the Portfolio allocates assets to Underlying Funds that invest in foreign investments. Foreign investments may be riskier than U.S. investments for many reasons, including: changes in currency exchange rates; unstable political and economic conditions; a lack of adequate company information; differences in the way securities markets operate; less secure foreign banks or securities depositories than those in the United States; less standardization of accounting standards and market regulations in certain foreign countries and varying foreign controls on investments. Foreign investments may also be affected by administrative difficulties, such as delays in clearing and settling transactions. Additionally, securities of foreign companies may be denominated in foreign currencies. Exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce this risk may not perform as expected. These factors may make foreign investments more volatile and potentially less liquid than U.S. investments. To the extent an Underlying Fund invests in countries with emerging securities markets, the risks of foreign investing may be greater, as these countries may be less politically and economically stable than other countries. It may also be more difficult to buy and sell securities in countries with emerging securities markets.

Debt Securities — the value of debt securities may fall when interest rates rise. Debt securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter maturities. An Underlying Fund could lose money if the issuer of a debt security is unable to meet its financial obligations or goes bankrupt.

Interest Rate — fixed-income securities are subject to the risk that interest rates will rise, which generally causes bond prices to fall. Economic and market conditions may cause issuers to default or go bankrupt. High-yield instruments are even more sensitive to economic and market conditions than other fixed-income instruments.

Real Estate — investments in issuers that are principally engaged in real estate, including Real Estate Investment Trusts (“REITs”), may subject an Underlying Fund to risks similar to those associated with the direct ownership of real estate, including terrorist attacks, war or other acts that destroy real property (in addition to securities market risks). These companies are sensitive to factors such as changes in real estate values and property taxes, interest rates, cash flow of underlying real estate assets, supply and demand and the management skill and creditworthiness of the issuer. REITs may also be affected by tax and regulatory requirements.

Credit — Certain Underlying Funds could lose money if the issuer of a debt security is unable to meet its financial obligations or goes bankrupt. This is especially true during periods of economic uncertainty or economic downturns. An Underlying Fund may be subject to more credit risk than other funds, because it may invest in high yield debt securities, which are considered predominantly speculative with respect to the issuer’s continuing ability to meet interest and principal payments. Some Underlying Funds are also subject to credit risk through their investment in floating rate loans.

Other Investment Companies — Certain Underlying Funds may invest in other investment companies to the extent permitted by the 1940 Act and the rules thereunder. These may include exchange-traded funds (“ETFs”) and Holding Company Depositary Receipts (“HOLDRs”), among others. ETFs are exchange-traded investment companies that are designed to provide investment results corresponding to an equity index and include, among others, Standard & Poor’s Depositary Receipts (“SPDRs”), PowerShares QQQTM (“QQQQ”), Dow Jones Industrial Average Tracking Stocks (“Diamonds”) and iShares exchange-traded funds (“iShares”). The main risk of investing in ETFs is that the value of the underlying securities held by the investment company might decrease. The value of the underlying securities can fluctuate in response to activities of individual companies or in response to general market and/or economic conditions. Additional risks of investments in ETFs include: (i) an active trading market for an ETF’s shares may not develop or be maintained or (ii) trading may be halted if the listing exchange’s officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide “circuit-breakers” (which are tied to large decreases in stock prices) halts trading generally. Because HOLDRs concentrate in the stocks of a particular industry, trends in that industry may have a dramatic impact on their value.

ING VP Strategic Allocation Moderate Portfolio	9

ATTACHMENT D

ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO

HOW THE PORTFOLIO HAS PERFORMED	The following information is intended to help you understand the risks of investing in the Portfolio. The value of your shares in the Portfolio will fluctuate depending on the Portfolio’s investment performance. The bar chart and table below show the changes in the Portfolio’s performance from year to year, and the table compares the Portfolio’s performance to the performance of a broad measure of market performance and a composite index for the same period. The Portfolio’s past performance is no guarantee of future results.

The performance information does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolio’s performance directly with the performance information of other products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan.

The bar chart below provides some indication of the risks of investing in the Portfolio by showing changes in the performance of the Portfolio’s ADV Class shares (2007) and Class I shares (1998 – 2006) from year to year. Class I shares’ performance has been adjusted to reflect the higher expenses of ADV Class shares. On April 4, 2008, the Portfolio was converted from a stand-alone mutual fund, which invested directly in securities, to a fund-of-funds, which invests in other mutual funds. The information below does not show the performance of the Portfolio since its conversion to a fund-of-funds.

Year by Year Total Returns (%)(1)(2)(3)(4)(5)

(For the periods ended December 31 at each year)

Best and worst quarterly performance during this period:

Best: 2nd quarter 2003: 6.75%

Worst: 3rd quarter 2002: (6.51)%

The table below provides some indication of the risks of investing in the Portfolio by comparing the Portfolio’s ADV Class and Class I shares’ performance to that of a broad measure of market performance — the Lehman Brothers® Aggregate Bond Index (‘‘LBAB Index’’) and a composite index — the Strategic Allocation Conservative Composite Index. Class I shares’ performance has been adjusted to reflect the higher expenses of ADV Class shares. It is not possible to invest directly in the indices.

Average Annual Total Returns(1)(2)(3)(4)(5)

(For the periods ended December 31, 2007)

	1 Year	5 Years (or Life of Class)		10 Years
ADV Class %	5.43	5.40	(1)	N/A
LBAB Index (reflects no deductions for fees or expenses)(6)%	6.97	6.97	(7)	N/A
Strategic Allocation Conservative Composite Index (reflects no deductions for fees or expenses)(8)%	4.39	4.39	(7)	N/A
Class I Return (adjusted)%	5.29	7.34		4.54
LBAB Index (reflects no deductions for fees or expenses)(6)%	6.97	4.42		5.97
Strategic Allocation Conservative Composite Index (reflects no deductions for fees or expenses)(8)%	4.39	9.94		7.27
(1)	ADV Class commenced operations December 29, 2006.

(2)	Class I shares are not offered in this Prospectus. Class I shares would have substantially similar annual returns as the ADV Class shares because the classes are invested in the same portfolio of securities. Annual returns would differ only to the extent ADV Class and Class I shares have different expenses.

(3)	Effective March 1, 2002, ING Investments, LLC began serving as investment adviser and ING Investment Management Co., the former investment adviser, began serving as sub-adviser to the Portfolio.

(4)	Effective October 1, 2002, the Portfolio changed its name from ING VP Legacy Portfolio to ING VP Strategic Allocation Income Portfolio.

(5)	Effective April 28, 2006, the Portfolio changed its name from ING VP Strategic Allocation Income Portfolio to ING VP Strategic Allocation Conservative Portfolio.

(6)	The LBAB Index is a widely recognized, unmanaged index of publicly issued fixed-rate U.S. government, investment grade, mortgage-backed and corporate debt securities.

(7)	The index returns for ADV Class are for the period beginning January 1, 2007.
(8)

The Strategic Allocation Conservative Composite Index is comprised of 18% Standard & Poor’s 500® Composite Stock Price Index (“S&P 500® Index”), 3% Standard & Poor’s MidCap 400 (“S&P MidCap 400 Index”), 3% Standard & Poor’s SmallCap 600 Index (“S&P SmallCap 600 Index”), 11% Morgan Stanley Capital International Europe, Australasia and Far East® Index (“MSCI EAFE® Index”), 10% Dow Jones Wilshire Real Estate Securities Index, 50% Lehman Brothers® Aggregate Bond Index (“LBAB Index”), and 5% 30-Day U.S. T-Bill. The composite was selected because of its characteristic similarity to the target investment allocations to asset classes in which the Portfolio invests.

The S&P 500® Index is an unmanaged index that measures the performance of securities of approximately 500 of the largest companies in the U.S. The S&P MidCap 400 Index is a market capitalization-weighted index of 400 mid-capitalization stocks chosen for market size, liquidity, and industry group representation. The S&P SmallCap 600 Index is an unmanaged index that measures the performance of the small-size company segment of the U.S. market. The MSCI EAFE® Index is an unmanaged index that measures the performance of securities listed on exchanges in markets in Europe, Australia and the Far East. The Dow Jones Wilshire Real Estate Securities Index consists of REITs and real estate operating companies. The LBAB Index is a widely recognized, unmanaged index of publicly issued fixed rate U.S. government, investment grade, mortgage-backed, asset backed and corporate debt securities. The 30-Day U.S. T-Bill is a U.S government issued short-term debt sold at a discount and then redeemed at maturity at the full face value.

6	ING VP Strategic Allocation Conservative Portfolio

ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO

HOW THE PORTFOLIO HAS PERFORMED	The following information is intended to help you understand the risks of investing in the Portfolio. The value of your shares in the Portfolio will fluctuate depending on the Portfolio’s investment performance. The bar chart and table below show the changes in the Portfolio’s performance from year to year, and the table compares the Portfolio’s performance to the performance of a broad measure of market performance and a composite index for the same period. The Portfolio’s past performance is no guarantee of future results.

The performance information does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolio’s performance directly with the performance information of other products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan.

The bar chart below provides some indication of the risks of investing in the Portfolio by showing changes in the performance of the Portfolio’s ADV Class shares (2007) and Class I shares (1998 – 2006) from year to year. Class I shares’ performance has been adjusted to reflect the higher expenses of ADV Class shares. On April 4, 2008, the Portfolio was converted from a stand-alone mutual fund, which invested directly in securities, to a fund-of-funds, which invests in other mutual funds. The information below does not show the performance of the Portfolio since its conversion to a fund-of-funds.

Year by Year Total Returns (%)(1)(2)(3)(4)

(For the periods ended December 31 of each year)

Best and worst quarterly performance during this period:

Best: 2nd quarter 2003: 13.47%

Worst: 3rd quarter 2002: (14.52)%

The table below provides some indication of the risks of investing in the Portfolio by comparing the Portfolio’s ADV Class and Class I shares’ performance to that of a broad measure of market performance — the Russell 3000® Index and a composite index — the Strategic Allocation Growth Composite Index. Class I shares’ performance has been adjusted to reflect the higher expenses of ADV Class shares. It is not possible to invest directly in the indices.

Average Annual Total Returns(1)(2)(3)(4)

(For the periods ended December 31, 2007)

	1 Year	5 Years (or Life of Class)		10 Years
ADV Class %	4.62	4.59	(1)	N/A
Russell 3000® Index (reflects no deductions for fees or expenses)(5)%	5.14	5.14	(6)	N/A
Strategic Allocation Growth Composite Index (reflects no deductions for fees or expenses)(7)%	5.38	5.38	(6)	N/A
Class I Return (adjusted)%	4.51	11.38		4.22
Russell 3000® Index (reflects no deductions for fees or expenses)(5)%	5.14	13.63		6.22
Strategic Allocation Growth Composite Index (reflects no deductions for fees or expenses)(7)%	5.38	14.74		7.96
(1)	ADV Class commenced operations December 29, 2006.

(2)	Class I shares are not offered in this Prospectus. Class I shares would have substantially similar annual returns as the ADV Class shares because the classes are invested in the same portfolio of securities. Annual returns would differ only to the extent ADV Class and Class I shares have different expenses.

(3)	Effective March 1, 2002, ING Investments, LLC began serving as investment adviser and ING Investment Management Co., the former investment adviser, began serving as sub-adviser to the Portfolio.

(4)	Effective October 1, 2002, the Portfolio changed its name from ING VP Ascent Portfolio to ING VP Strategic Allocation Growth Portfolio.

(5)	The Russell 3000® Index is an unmanaged index that measures the performance of 3000 U.S. companies based on total market capitalization.

(6)	The index returns for ADV Class are for the period beginning January 1, 2007.
(7)

The Strategic Allocation Growth Composite Index is comprised of 36% Standard & Poor’s 500® Composite Stock Price Index (“S&P 500® Index”), 9% Standard & Poor’s MidCap 400 (“S&P MidCap 400 Index”), 9% Standard & Poor’s SmallCap 600 Index (“S&P SmallCap 600 Index”), 25% Morgan Stanley Capital International Europe, Australasia and Far East® Index (“MSCI EAFE® Index”), 6% Dow Jones Wilshire Real Estate Securities Index, 13% Lehman Brothers® Aggregate Bond Index (“LBAB Index”), and 2% 30-Day U.S. T-Bill. The composite was selected because of its characteristic similarity to the target investment allocations to asset classes in which the Portfolio invests.

The S&P 500® Index is an unmanaged index that measures the performance of securities of approximately 500 of the largest companies in the U.S. The S&P MidCap 400 Index is a market capitalization-weighted index of 400 mid-capitalization stocks chosen for market size, liquidity, and industry group representation. The S&P SmallCap 600 Index is an unmanaged index that measures the performance of the small-size company segment of the U.S. market. The MSCI EAFE® Index is an unmanaged index that measures the performance of securities listed on exchanges in markets in Europe, Australia and the Far East. The Dow Jones Wilshire Real Estate Securities Index consists of REITs and real estate operating companies. The LBAB Index is a widely recognized, unmanaged index of publicly issued fixed rate U.S. government, investment grade, mortgage-backed, asset backed and corporate debt securities. The 30-Day U.S. T-Bill is a U.S government issued short-term debt sold at a discount and then redeemed at maturity at the full face value.

8	ING VP Strategic Allocation Growth Portfolio

ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO

HOW THE PORTFOLIO HAS PERFORMED	The following information is intended to help you understand the risks of investing in the Portfolio. The value of your shares in the Portfolio will fluctuate depending on the Portfolio’s investment performance. The bar chart and table below show the changes in the Portfolio’s performance from year to year, and the table compares the Portfolio’s performance to the performance of a broad measure of market performance and a composite index for the same period. The Portfolio’s past performance is no guarantee of future results.

The performance information does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolio’s performance directly with the performance information of other products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan.

The bar chart below provides some indication of the risks of investing in the Portfolio by showing changes in the performance of the Portfolio’s ADV Class shares (2007) and Class I shares (1998 – 2006) from year to year. Class I shares’ performance has been adjusted to reflect the higher expenses of ADV Class shares. On April 4, 2008, the Portfolio was converted from a stand-alone mutual fund, which invested directly in securities, to a fund-of-funds, which invests in other mutual funds. The information below does not show the performance of the Portfolio since its conversion to a fund-of-funds.

Year by Year Total Returns (%)(1)(2)(3)(4)(5)

(For the periods ended December 31 of each year)

Best and worst quarterly performance during this period:

Best: 2nd quarter 2003: 10.54%

Worst: 3rd quarter 2002: (11.29)%

The table below provides some indication of the risks of investing in the Portfolio by comparing the Portfolio’s ADV Class and Class I shares’ performance to that of a broad measure of market performance — the Russell 3000® Index and a composite index — the Strategic Allocation Moderate Composite Index. Class I shares’ performance has been adjusted to reflect the higher expenses of ADV Class shares. It is not possible to invest directly in the indices.

Average Annual Total Returns(1)(2)(3)(4)(5)

(For the periods ended December 31, 2007)

	1 Year	5 Years (or Life of Class)		10 Years
ADV Class %	4.87	4.85	(1)	N/A
Russell 3000® Index (reflects no deductions for fees or expenses)(6)%	5.14	5.14	(7)	N/A
Strategic Allocation Moderate Composite Index (reflects no deductions for fees or expenses)(8)%	4.92	4.92	(7)	N/A
Class I Return (adjusted)%	4.97	9.54		4.25
Russell 3000® Index (reflects no deductions for fees or expenses)(6)%	5.14	13.63		6.22
Strategic Allocation Moderate Composite Index (reflects no deductions for fees or expenses)(8)%	4.92	12.35		7.68
(1)	ADV Class commenced operations December 29, 2006.

(2)	Class I shares are not offered in this Prospectus. Class I shares would have substantially similar annual returns as the ADV Class shares because the classes are invested in the same portfolio of securities. Annual returns would differ only to the extent ADV Class and Class I shares have different expenses.

(3)	Effective March 1, 2002, ING Investments, LLC began serving as investment adviser and ING Investment Management Co., the former investment adviser, began serving as sub-adviser to the Portfolio.

(4)	Effective October 1, 2002, the Portfolio changed its name from ING VP Crossroads Portfolio to ING VP Strategic Allocation Balanced Portfolio.

(5)	Effective April 28, 2006, the Portfolio changed its name from ING VP Strategic Allocation Balanced Portfolio to ING VP Strategic Allocation Moderate Portfolio.

(6)	The Russell 3000® Index is an unmanaged index that measures the performance of 3000 U.S. companies based on total market capitalization.

(7)	The index returns for ADV Class are for the period beginning January 1, 2007.
(8)

The Strategic Allocation Moderate Composite Index is comprised of 27% Standard & Poor’s 500® Composite Stock Price Index (“S&P 500® Index”), 6% Standard & Poor’s MidCap 400 (“S&P MidCap 400 Index”), 6% Standard & Poor’s SmallCap 600 Index (“S&P SmallCap 600 Index”), 18% Morgan Stanley Capital International Europe, Australasia and Far East® Index (“MSCI EAFE® Index”), 8% Dow Jones Wilshire Real Estate Securities Index, 32% Lehman Brothers® Aggregate Bond Index (“LBAB Index”), and 3% 30-Day U.S. T-Bill. The composite was selected because of its characteristic similarity to the target investment allocations to asset classes in which the Portfolio invests.

The S&P 500® Index is an unmanaged index that measures the performance of securities of approximately 500 of the largest companies in the U.S. The S&P MidCap 400 Index is a market capitalization-weighted index of 400 mid-capitalization stocks chosen for market size, liquidity, and industry group representation. The S&P SmallCap 600 Index is an unmanaged index that measures the performance of the small-size company segment of the U.S. market. The MSCI EAFE® Index is an unmanaged index that measures the performance of securities listed on exchanges in markets in Europe, Australia and the Far East. The Dow Jones Wilshire Real Estate Securities Index consists of REITs and real estate operating companies. The LBAB Index is a widely recognized, unmanaged index of publicly issued fixed rate U.S. government, investment grade, mortgage-backed, asset backed and corporate debt securities. The 30-Day U.S. T-Bill is a U.S government issued short-term debt sold at a discount and then redeemed at maturity at the full face value.

10	ING VP Strategic Allocation Moderate Portfolio

ATTACHMENT E

WHAT YOU PAY TO INVEST

The tables that follow show the fees and expenses you pay if you buy and hold shares of a Portfolio. Shareholders of a Portfolio will indirectly bear the fees and expenses of an Underlying Fund based upon the percentage of a Portfolio’s assets that is allocated to the Underlying Fund. Because the annual net operating expenses of each Underlying Fund, and a Portfolio’s allocation to that Underlying Fund, will vary from year to year, the fees and expenses paid by a Portfolio may vary from year to year.
Your Variable Contract or Qualified Plan is a contract between you and the issuing life insurance company or plan provider. The Portfolios are not parties to your Variable Contract or Qualified Plan, but are merely investment options made available to you by your insurance company or plan provider under your Variable Contract or Qualified Plan. The table does not reflect expenses and charges that are, or may be, imposed under your Variable Contract or Qualified Plan. For information on these charges or expenses, please refer to the applicable Variable Contract prospectus, prospectus summary or disclosure statement. If you hold shares of a Portfolio that were purchased through an investment in a Qualified Plan, you should consult your administrator for more information regarding additional expenses that may be assessed in connection with your plan. The fees and expenses of the Portfolios are not fixed or specified under the terms of your Variable Contract.

Shareholder Transaction Expenses (fees you pay directly from your investment). Not applicable.

Operating Expenses Paid Each Year by the Portfolios(1)

(as a % of average net assets)

Portfolio		Management Fee	Distribution (12b-1) Fees	Shareholder Services Fee	Other Expenses(2)	Acquired (Underlying) Fund Fees and Expenses(3)	Total Portfolio Operating Expenses	Waivers, Reimbursements and Recoupment(4)	Net Portfolio Operating Expenses

ING VP Strategic Allocation Conservative	%	0.08	0.25	0.25	0.13	0.54	1.25	(0.10)	1.15
ING VP Strategic Allocation Growth	%	0.08	0.25	0.25	0.11	0.55	1.24	(0.03)	1.21
ING VP Strategic Allocation Moderate	%	0.08	0.25	0.25	0.12	0.55	1.25	(0.05)	1.20

(1)	This table shows the estimated operating expenses for ADV Class shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio’s actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes resulting from the Portfolio’s conversion from a stand-alone mutual fund to a fund-of-funds, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed.

(2)	ING Funds Services, LLC receives an annual administration fee equal to 0.055% on the first $5 billion of daily net assets and 0.03% of daily net assets thereafter of each Portfolio.
(3)	Each Portfolio’s Acquired (Underlying) Funds Fees and Expenses is based on a weighted average of the fees and expenses of the Underlying Funds in which it invests. The amount of fees and expenses of the Underlying Funds borne by a Portfolio will vary based on the Portfolio’s allocation of assets to, and the annualized net expenses of, the particular Underlying Funds during the Portfolio’s fiscal year.

(4)	ING Investments, LLC has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage commissions and extraordinary expenses and Acquired (Underlying) Fund fees and expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio’s expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading

‘‘Waivers, Reimbursements and Recoupments.’’ For each Portfolio, the expense limits will continue through at least May 1, 2009 (for VP Strategic Allocation Growth Portfolio, the expense limits will continue through at least May 1, 2011). The expense limitation agreement is contractual and shall renew automatically for one-year terms unless ING Investments, LLC provides written notice of the termination of the expense limitation agreement within 90 days of the then-current term or upon termination of an investment management agreement. In addition, the expense limitation agreement may be terminated by the Company upon at least 90 days’ prior written notice to ING Investments, LLC. For more information regarding the Portfolios’ expense limitation agreement, please see the Statement of Additional Information.

If you have any questions, please call 1-800-992-0180.

What You Pay to Invest	11

WHAT YOU PAY TO INVEST

Acquired (Underlying) Fund Annual Operating Expenses

(as a percentage of average daily net assets)

Because we use a weighted average in calculating expenses attributable to each Portfolio, the amount of the fees and expenses of the Class I shares of the Underlying Funds indirectly borne by each Portfolio will vary based on the Portfolio’s allocation of assets to, and the annualized net operating expenses of, the particular Underlying Funds during the Portfolio’s fiscal year. The following are the annual net expense ratios (as an annual percentage of average daily net assets) for each Underlying Fund as of the date indicated in the footnotes below.

Class I

Underlying Fund	Net Operating Expenses
ING VP Index Plus LargeCap Portfolio(1)	0.44%
ING VP Index Plus MidCap Portfolio(1)	0.49%
ING VP Index Plus SmallCap Portfolio(1)	0.49%
ING VP Index Plus International Equity Portfolio(1)	0.55%
ING Real Estate Fund(2)	0.97%
ING VP Intermediate Bond Portfolio(1)	0.49%
ING Institutional Prime Money Market Fund(3)	0.10%
ING Tactical Asset Allocation Fund(4)	0.70%
ING Limited Maturity Bond Portfolio*,(1)	0.27%
ING Global Real Estate Portfolio*,(1)	0.90%
ING Global Resources Portfolio*,(1)	0.64%

*	These Underlying Funds are included in the universe of Underlying Funds but will not receive an initial allocation.

(1)	As of December 31, 2007.

(2)	As of November 30, 2007.

(3)	As of September 30, 2007.

(4)	As the Underlying Fund had not commenced operations as of December 31, 2007, the expense ratios are estimated for the current fiscal year.

12	What You Pay to Invest

WHAT YOU PAY TO INVEST

Examples

The Examples are intended to help you compare the cost of investing in shares of each Portfolio, including the costs of the Underlying Funds, with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the shares of each Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, that all dividends and distributions are reinvested, and that the Class I shares of the Underlying Funds’ net operating expenses remain the same. The Examples do not reflect expenses and charges which are, or may be, imposed by a Variable Contract or Qualified Plan that may use the Portfolios as its underlying investment option. If such expenses were reflected, the expenses and charges indicated would be higher. Although your actual cost may be higher or lower, the Examples show what your costs would be based on these assumptions. Keep in mind that this is an estimate. Actual expenses and performance may vary.

Portfolio(1)	1 Year	3 Years	5 Years	10 Years

ING VP Strategic Allocation Conservative	$117	387	677	1,502
ING VP Strategic Allocation Growth	$123	384	672	1,492
ING VP Strategic Allocation Moderate	$122	392	682	1,507

(1)	The Examples reflect the contractual expense limitations/waivers for the one-year period and the first year of the three-, five- and ten-year periods.

If you have any questions, please call 1-800-992-0180.

What You Pay to Invest	13

ATTACHMENT F

WHAT YOU PAY TO INVEST

The tables that follow show the fees and expenses you pay if you buy and hold shares of a Portfolio. Shareholders of a Portfolio will indirectly bear the fees and expenses of an Underlying Fund based upon the percentage of a Portfolio’s assets that is allocated to the Underlying Fund. Because the annual net operating expenses of each Underlying Fund, and a Portfolio’s allocation to that Underlying Fund, will vary from year to year, the fees and expenses paid by a Portfolio may vary from year to year.
Your Variable Contract or Qualified Plan is a contract between you and the issuing life insurance company or plan provider. The Portfolios are not parties to your Variable Contract or Qualified Plan, but are merely investment options made available to you by your insurance company or plan provider under your Variable Contract or Qualified Plan. The table does not reflect expenses and charges that are, or may be, imposed under your Variable Contract or Qualified Plan. For information on these charges or expenses, please refer to the applicable Variable Contract prospectus, prospectus summary or disclosure statement. If you hold shares of a Portfolio that were purchased through an investment in a Qualified Plan, you should consult your administrator for more information regarding additional expenses that may be assessed in connection with your plan. The fees and expenses of the Portfolios are not fixed or specified under the terms of your Variable Contract.

Shareholder Transaction Expenses (fees you pay directly from your investment). Not applicable.

Operating Expenses Paid Each Year by the Portfolios(1)

(as a % of average net assets)

Portfolio		Management Fee	Distribution (12b-1) Fees	Shareholder Services Fee	Other Expenses(2)	Acquired (Underlying) Fund Fees and Expenses(3)	Total Portfolio Operating Expenses	Waivers, Reimbursements and Recoupment(4)	Net Portfolio Operating Expenses

ING VP Strategic Allocation Conservative	%	0.08	0.25	0.25	0.13	0.54	1.25	(0.10)	1.15
ING VP Strategic Allocation Growth	%	0.08	0.25	0.25	0.11	0.55	1.24	(0.03)	1.21
ING VP Strategic Allocation Moderate	%	0.08	0.25	0.25	0.12	0.55	1.25	(0.05)	1.20

(1)	This table shows the estimated operating expenses for ADV Class shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio’s actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes resulting from the Portfolio’s conversion from a stand-alone mutual fund to a fund-of-funds, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed.

(2)	ING Funds Services, LLC receives an annual administration fee equal to 0.055% on the first $5 billion of daily net assets and 0.03% of daily net assets thereafter of each Portfolio.
(3)	Each Portfolio’s Acquired (Underlying) Funds Fees and Expenses is based on a weighted average of the fees and expenses of the Underlying Funds in which it invests. The amount of fees and expenses of the Underlying Funds borne by a Portfolio will vary based on the Portfolio’s allocation of assets to, and the annualized net expenses of, the particular Underlying Funds during the Portfolio’s fiscal year.

(4)	ING Investments, LLC has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage commissions and extraordinary expenses and Acquired (Underlying) Fund fees and expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio’s expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading

‘‘Waivers, Reimbursements and Recoupments.’’ For each Portfolio, the expense limits will continue through at least May 1, 2009 (for VP Strategic Allocation Growth Portfolio, the expense limits will continue through at least May 1, 2011). The expense limitation agreement is contractual and shall renew automatically for one-year terms unless ING Investments, LLC provides written notice of the termination of the expense limitation agreement within 90 days of the then-current term or upon termination of an investment management agreement. In addition, the expense limitation agreement may be terminated by the Company upon at least 90 days’ prior written notice to ING Investments, LLC. For more information regarding the Portfolios’ expense limitation agreement, please see the Statement of Additional Information.

If you have any questions, please call 1-800-992-0180.

What You Pay to Invest	11

WHAT YOU PAY TO INVEST

Acquired (Underlying) Fund Annual Operating Expenses

(as a percentage of average daily net assets)

Because we use a weighted average in calculating expenses attributable to each Portfolio, the amount of the fees and expenses of the Class I shares of the Underlying Funds indirectly borne by each Portfolio will vary based on the Portfolio’s allocation of assets to, and the annualized net operating expenses of, the particular Underlying Funds during the Portfolio’s fiscal year. The following are the annual net expense ratios (as an annual percentage of average daily net assets) for each Underlying Fund as of the date indicated in the footnotes below.

Class I

Underlying Fund	Net Operating Expenses
ING VP Index Plus LargeCap Portfolio(1)	0.44%
ING VP Index Plus MidCap Portfolio(1)	0.49%
ING VP Index Plus SmallCap Portfolio(1)	0.49%
ING VP Index Plus International Equity Portfolio(1)	0.55%
ING Real Estate Fund(2)	0.97%
ING VP Intermediate Bond Portfolio(1)	0.49%
ING Institutional Prime Money Market Fund(3)	0.10%
ING Tactical Asset Allocation Fund(4)	0.70%
ING Limited Maturity Bond Portfolio*,(1)	0.27%
ING Global Real Estate Portfolio*,(1)	0.90%
ING Global Resources Portfolio*,(1)	0.64%

*	These Underlying Funds are included in the universe of Underlying Funds but will not receive an initial allocation.

(1)	As of December 31, 2007.

(2)	As of November 30, 2007.

(3)	As of September 30, 2007.

(4)	As the Underlying Fund had not commenced operations as of December 31, 2007, the expense ratios are estimated for the current fiscal year.

12	What You Pay to Invest

ATTACHMENT G

MORE INFORMATION ABOUT RISKS

rates and the credit quality of the issuer. Convertible securities are often lower rated securities. An Underlying Fund may be required to redeem or convert a convertible security before the holder would otherwise choose.

Corporate Debt Securities.    Certain Underlying Funds may invest in corporate debt securities. Corporate debt securities are subject to the risk of the issuer’s inability to meet principal and interest payments on the obligation and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity. When interest rates decline, the value of the Underlying Funds’ fixed-income securities can be expected to rise, and when interest rates rise, the value of those securities can be expected to decline. Fixed-income securities with longer maturities tend to be more sensitive to interest rate movements than those with shorter maturities.

One measure of risk for fixed-income securities is duration. Duration is one of the tools used by a portfolio manager in the selection of fixed-income securities. Historically, the maturity of a bond was used as a proxy for the sensitivity of a bond’s price to changes in interest rates, otherwise known as a bond’s “interest rate risk” or “volatility.” According to this measure, the longer the maturity of a bond, the more its price will change for a given change in market interest rates. However, this method ignores the amount and timing of all cash flows from the bond prior to final maturity. Duration is a measure of average life of a bond on a present value basis, which was developed to incorporate a bond’s yield, coupons, final maturity and call features into one measure. For point of reference, the duration of a noncallable 7% coupon bond with a remaining maturity of 5 years is approximately 4.5 years, and the duration of a noncallable 7% coupon bond with a remaining maturity of 10 years is approximately 8 years. Material changes in interest rates may impact the duration calculation.

Credit — Certain Underlying Funds could lose money if the issuer of a debt security is unable to meet its financial obligations or goes bankrupt. This is especially true during periods of economic uncertainty or economic downturns. An Underlying Fund may be subject to more credit risk than other funds, because it may invest in high-yield debt securities, which are considered predominantly speculative with respect to the issuer’s continuing ability to meet interest and principal payments. Some Underlying Funds are also subject to credit risk through their investment in floating rate loans.

Derivatives.    Generally, derivatives can be characterized as financial instruments whose performance is derived, at least in part, from the performance of an underlying asset or assets. Some derivatives are sophisticated instruments that typically involve a small investment of cash relative to the magnitude of risks assumed. These may include swap agreements, options, forwards and futures. Derivative securities are subject to market risk, which could be significant for those that have a leveraging effect. Derivatives are also subject to credit risks related to the counterparty’s ability to perform, and any deterioration in the counterparty’s creditworthiness could adversely affect the instrument. In addition, derivatives and their underlying securities may experience periods of illiquidity, which could cause an Underlying Fund to hold a security it might otherwise sell or could force the sale of a security at inopportune times or for prices that do not reflect current market value. A risk of using derivatives is that the adviser or sub-adviser might imperfectly judge the market’s direction. For instance, if a derivative is used as a hedge to offset investment risk in another security, the hedge might not correlate to the market’s movements and may have unexpected or undesired results, such as a loss or a reduction in gains.

Emerging Markets Investments.    Certain Underlying Funds may invest in emerging markets. Because of less developed markets and economies and, in some countries, less mature governments and governmental institutions, the risks of investing in foreign securities can be intensified in the case of investments in issuers domiciled or doing substantial business in countries with an emerging securities market. These risks include: high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries; political and social uncertainties; over-dependence on exports, especially with respect to primary commodities, making these economies vulnerable to changes in commodity prices; overburdened infrastructure and obsolete or unseasoned financial systems; environmental problems; less developed legal systems; and less reliable custodial services and settlement practices.

Foreign Securities.    There are certain risks in owning foreign securities, including those resulting from: fluctuations in currency exchange rates; devaluation of currencies; political or economic developments and the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions; reduced availability of public information concerning issuers; accounting, auditing and financial reporting standards or other regulatory practices and requirements that are not uniform when compared to those applicable to domestic companies; settlement and clearance procedures in some countries that may not be reliable and can result in delays in settlement; higher transaction and custody expenses than for domestic securities; and limitations on foreign ownership of equity securities. Also, securities of many foreign companies may be less liquid and the prices more volatile than those of domestic companies. With certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of Underlying Funds, including the withholding of dividends.

Certain Underlying Funds may enter into foreign currency transactions either on a spot or cash basis at prevailing rates or through forward foreign currency exchange contracts in order to have the necessary currencies to settle transactions, to help

If you have any questions, please call 1-800-992-0180.

More Information About Risks	27